Canadian Natural Resources Limited
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2021 AND 2020

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

As at	Note	Dec 31 2021	Dec 31 2020
(millions of Canadian dollars, unaudited)
ASSETS
Current assets
Cash and cash equivalents		$744	$184
Accounts receivable		3,111	2,190
Current income taxes receivable		—	309
Inventory		1,548	1,060
Prepaids and other		195	231
Investments	6	309	305
Current portion of other long-term assets	7	35	82
		5,942	4,361
Exploration and evaluation assets	3	2,250	2,436
Property, plant and equipment	4	66,400	65,752
Lease assets	5	1,508	1,645
Other long-term assets	7	565	1,082
		$76,665	$75,276

LIABILITIES
Current liabilities
Accounts payable		$803	$667
Accrued liabilities		3,064	2,346
Current income taxes payable		1,607	—
Current portion of long-term debt	8	1,000	1,343
Current portion of other long-term liabilities	5,9	948	722
		7,422	5,078
Long-term debt	8	13,694	20,110
Other long-term liabilities	5,9	8,384	7,564
Deferred income taxes		10,220	10,144
		39,720	42,896
SHAREHOLDERS' EQUITY
Share capital	11	10,168	9,606
Retained earnings		26,778	22,766
Accumulated other comprehensive (loss) income	12	(1)	8
		36,945	32,380
		$76,665	$75,276
Commitments and contingencies (note 16).

Approved by the Board of Directors on March 2, 2022.

Canadian Natural Resources Limited	1	Three months and year ended December 31, 2021

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

		Three Months Ended		Year Ended
(millions of Canadian dollars, except per common share amounts, unaudited)	Note	Dec 31 2021	Dec 31 2020	Dec 31 2021	Dec 31 2020
Product sales	17	$10,190	$5,219	$32,854	$17,491
Less: royalties		(977)	(201)	(2,797)	(598)
Revenue		9,213	5,018	30,057	16,893
Expenses
Production		1,869	1,631	7,152	6,280
Transportation, blending and feedstock		2,065	1,318	6,604	4,498
Depletion, depreciation and amortization	4,5	1,473	1,615	5,724	6,046
Administration		97	107	366	391
Share-based compensation	9	191	123	514	(82)
Asset retirement obligation accretion	9	46	51	185	205
Interest and other financing expense		171	177	711	756
Risk management activities	15	2	2	36	(7)
Foreign exchange gain		(106)	(513)	(127)	(275)
Gain on acquisitions	4	—	(217)	(478)	(217)
Income from North West Redwater Partnership	7	—	—	(400)	—
(Gain) loss from investments	6	(5)	(35)	(141)	171
		5,803	4,259	20,146	17,766
Earnings (loss) before taxes		3,410	759	9,911	(873)
Current income tax expense (recovery)	10	683	35	1,848	(257)
Deferred income tax expense (recovery)	10	193	(25)	399	(181)
Net earnings (loss)		$2,534	$749	$7,664	$(435)
Net earnings (loss) per common share
Basic	14	$2.16	$0.63	$6.49	$(0.37)
Diluted	14	$2.14	$0.63	$6.46	$(0.37)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended		Year Ended
(millions of Canadian dollars, unaudited)	Dec 31 2021	Dec 31 2020	Dec 31 2021	Dec 31 2020
Net earnings (loss)	$2,534	$749	$7,664	$(435)
Items that may be reclassified subsequently to net earnings (loss)
Net change in derivative financial instruments designated as cash flow hedges
Unrealized income (loss) during the period, net of taxes of $1 million (2020 – $nil) – three months ended; $2 million (2020 – $2 million) – year ended	(19)	(4)	15	13
Reclassification to net earnings (loss), net of taxes of $nil (2020 – $nil) – three months ended; $1 million (2020 – $2 million) – year ended	1	(2)	(7)	(15)
	(18)	(6)	8	(2)
Foreign currency translation adjustment
Translation of net investment	(20)	(110)	(17)	(24)
Other comprehensive loss, net of taxes	(38)	(116)	(9)	(26)
Comprehensive income (loss)	$2,496	$633	$7,655	$(461)

Canadian Natural Resources Limited	2	Three months and year ended December 31, 2021

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Year Ended
(millions of Canadian dollars, unaudited)	Note	Dec 31 2021	Dec 31 2020
Share capital	11
Balance – beginning of year		$9,606	$9,533
Issued upon exercise of stock options		707	108
Previously recognized liability on stock options exercised for common shares		139	21
Purchase of common shares under Normal Course Issuer Bid		(284)	(56)
Balance – end of year		10,168	9,606
Retained earnings
Balance – beginning of year		22,766	25,424
Net earnings (loss)		7,664	(435)
Dividends on common shares	11	(2,355)	(2,008)
Purchase of common shares under Normal Course Issuer Bid	11	(1,297)	(215)
Balance – end of year		26,778	22,766
Accumulated other comprehensive (loss) income	12
Balance – beginning of year		8	34
Other comprehensive loss, net of taxes		(9)	(26)
Balance – end of year		(1)	8
Shareholders' equity		$36,945	$32,380

Canadian Natural Resources Limited	3	Three months and year ended December 31, 2021

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended		Year Ended
(millions of Canadian dollars, unaudited)	Note	Dec 31 2021	Dec 31 2020	Dec 31 2021	Dec 31 2020
Operating activities
Net earnings (loss)		$2,534	$749	$7,664	$(435)
Non-cash items
Depletion, depreciation and amortization		1,473	1,615	5,724	6,046
Share-based compensation		191	123	514	(82)
Asset retirement obligation accretion		46	51	185	205
Unrealized risk management loss (gain)		8	(21)	19	(39)
Unrealized foreign exchange gain		(79)	(534)	(205)	(116)
Gain on acquisitions	4	—	(217)	(478)	(217)
(Gain) loss from investments	6	(3)	(33)	(132)	185
Deferred income tax expense (recovery)		193	(25)	399	(181)
Realized foreign exchange loss (gain)	8	—	—	118	(166)
Other		21	8	13	(71)
Abandonment expenditures		(92)	(52)	(307)	(249)
Net change in non-cash working capital		420	(394)	964	(166)
Cash flows from operating activities		4,712	1,270	14,478	4,714
Financing activities
(Repayment) issue of bank credit facilities and commercial paper, net	8	(1,979)	(563)	(6,151)	338
Issue (repayment) of medium-term notes	8	—	800	—	(1,100)
(Repayment) issue of US dollar debt securities	8	—	—	(628)	1,481
Settlement of long-term debt acquired	4	(183)	(397)	(183)	(397)
Proceeds on settlement of cross currency swaps		—	—	—	166
Payment of lease liabilities	5,9	(55)	(47)	(209)	(225)
Issue of common shares on exercise of stock options	11	360	72	707	108
Dividends on common shares		(552)	(502)	(2,170)	(1,950)
Purchase of common shares under Normal Course Issuer Bid	11	(838)	—	(1,581)	(271)
Cash flows used in financing activities		(3,247)	(637)	(10,215)	(1,850)
Investing activities
Net proceeds (expenditures) on exploration and evaluation assets	3,17	4	(8)	(1)	(5)
Net expenditures on property, plant and equipment	4,17	(1,558)	(719)	(4,492)	(2,555)
Proceeds from investment	6	—	—	128	—
Repayment of North West Redwater Partnership subordinated debt advances	7	—	124	555	124
Net change in non-cash working capital		(61)	(21)	107	(383)
Cash flows used in investing activities		(1,615)	(624)	(3,703)	(2,819)
(Decrease) increase in cash and cash equivalents		(150)	9	560	45
Cash and cash equivalents – beginning of period		894	175	184	139
Cash and cash equivalents – end of period		$744	$184	$744	$184
Interest paid on long-term debt, net		$122	$147	$672	$745
Income taxes paid (received), net		$32	$—	$(62)	$(29)

Canadian Natural Resources Limited	4	Three months and year ended December 31, 2021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of Canadian dollars, unless otherwise stated, unaudited)
1. ACCOUNTING POLICIES
Canadian Natural Resources Limited (the "Company") is a senior independent crude oil and natural gas exploration, development and production company. The Company's exploration and production operations are focused in North America, largely in Western Canada; the United Kingdom portion of the North Sea; and Côte d’Ivoire and South Africa in Offshore Africa.
The "Oil Sands Mining and Upgrading" segment produces synthetic crude oil through bitumen mining and upgrading operations at Horizon Oil Sands ("Horizon") and through the Company's direct and indirect interest in the Athabasca Oil Sands Project ("AOSP").
Within Western Canada in the "Midstream and Refining" segment, the Company maintains certain activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership ("NWRP"), a general partnership formed to upgrade and refine bitumen in the Province of Alberta.
The Company was incorporated in Alberta, Canada. The address of its registered office is 2100, 855 - 2 Street S.W., Calgary, Alberta, Canada.
These interim consolidated financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34 "Interim Financial Reporting", following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2020, except as disclosed in note 2. These interim consolidated financial statements contain disclosures that are supplemental to the Company's annual audited consolidated financial statements. Certain disclosures normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2020.
Critical Accounting Estimates and Judgements
For the three months and year ended December 31, 2021, the novel coronavirus ("COVID-19") continued to have an impact on the global economy, including the oil and gas industry. Business conditions in the fourth quarter of 2021 continued to reflect the market uncertainty associated with COVID-19. The Company has taken into account the impacts of COVID-19 and the unique circumstances it has created in making estimates, assumptions and judgements in the preparation of the unaudited interim consolidated financial statements, and continues to monitor the developments in the business environment and commodity market. Actual results may differ from estimated amounts, and those differences may be material.
2. CHANGES IN ACCOUNTING POLICIES
In August 2020, the IASB issued Interest Rate Benchmark Reform (Phase 2) in response to the Financial Stability Board's mandated reforms to InterBank Offered Rates ("IBORs"), with financial regulators proposing that current IBOR benchmark rates be replaced by a number of new local currency denominated alternative benchmark rates. The Company adopted the amendments on January 1, 2021. Adoption of these amendments did not have a significant impact on the Company's financial statements.

Canadian Natural Resources Limited	5	Three months and year ended December 31, 2021

3. EXPLORATION AND EVALUATION ASSETS

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2020	$2,101	$—	$83	$252	$2,436
Additions/Acquisitions	30	—	8	—	38
Transfers to property, plant and equipment	(73)	—	—	(150)	(223)
Derecognitions and other	(1)	—	—	—	(1)
At December 31, 2021	$2,057	$—	$91	$102	$2,250
On December 17, 2021, the Company completed the acquisition of all the issued and outstanding common shares of Storm Resources Ltd. ("Storm") for total cash consideration of $771 million, including $13 million of exploration and evaluation assets (note 4).
4. PROPERTY, PLANT AND EQUIPMENT

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream and Refining	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2020	$73,997	$7,283	$3,963	$45,710	$457	$485	$131,895
Additions/Acquisitions	4,146	208	48	1,526	9	23	5,960
Transfers from E&E assets	73	—	—	150	—	—	223
Derecognitions and other (1)	(382)	3	—	(530)	—	—	(909)
Foreign exchange adjustments and other	—	(56)	(31)	—	—	—	(87)
At December 31, 2021	$77,834	$7,438	$3,980	$46,856	$466	$508	$137,082
Accumulated depletion and depreciation
At December 31, 2020	$49,641	$5,853	$2,822	$7,289	$168	$370	$66,143
Expense	3,468	149	118	1,733	15	25	5,508
Derecognitions and other (1)	(382)	3	—	(530)	—	—	(909)
Foreign exchange adjustments and other	5	(54)	(17)	7	—	(1)	(60)
At December 31, 2021	$52,732	$5,951	$2,923	$8,499	$183	$394	$70,682
Net book value
- at December 31, 2021	$25,102	$1,487	$1,057	$38,357	$283	$114	$66,400
- at December 31, 2020	$24,356	$1,430	$1,141	$38,421	$289	$115	$65,752
(1) An asset is derecognized when no future economic benefits are expected to arise from its continued use or disposal.

Canadian Natural Resources Limited	6	Three months and year ended December 31, 2021

Acquisition of Storm Resources Limited
On December 17, 2021, the Company completed the acquisition of all the issued and outstanding common shares of Storm for total cash consideration of $771 million. Storm is involved in the exploration for and development of natural gas and natural gas liquids in the Montney region of British Columbia.
The acquisition has been accounted for using the acquisition method of accounting. The allocation of the purchase price was based on management's best estimates of the fair value of the assets acquired and liabilities assumed as of the acquisition date. The below amounts are estimates, and may be subject to change based on the receipt of new information.
The following provides a summary of the net assets acquired relating to the acquisition:

Property, plant and equipment	$1,114
Exploration and evaluation assets	13
Working capital	20
Long-term debt	(183)
Asset retirement obligations	(18)
Other long-term liabilities	(35)
Deferred tax liability	(140)
Net assets acquired	$771
In connection with the acquisition the Company assumed certain product transportation and processing commitments (note 16).
The impact of revenue and revenue, less production and transportation and blending expenses ("net operating income") generated by the acquisition from December 17, 2021 to December 31, 2021 was not significant. If the acquisition had been completed on January 1, 2021, the Company estimates that pro forma revenue would have increased by an additional $294 million and pro forma net operating income would have increased by an additional $205 million for the year ended December 31, 2021. Readers are cautioned that pro forma estimates are not necessarily indicative of the results of operations that would have resulted had the acquisition actually occurred on January 1, 2021, or of future results. Pro forma results are based on available historical information for the assets as provided to the Company and do not include any synergies that have or may arise subsequent to the acquisition date.
Other Acquisitions
On July 29, 2021, the Company completed two acquisitions, including property, plant and equipment assets of $257 million and exploration and evaluation assets of $13 million, for cash consideration of $131 million. In connection with the acquisitions, the Company assumed asset retirement obligations of $58 million, other liabilities of $65 million, and recognized a deferred tax asset of $462 million. A gain of $478 million was recognized as a result of the acquisitions, representing the excess of the fair value of the net assets acquired compared with the total purchase consideration. These transactions were accounted for using the acquisition method of accounting. The acquired operations consist of a 100% interest in certain natural gas properties located in the Montney region of British Columbia and related processing infrastructure. The allocation of the purchase price was based on management's best estimates of the fair value of the assets and liabilities acquired as of the acquisition date, and may be subject to change based on the receipt of new information.
As at December 31, 2021, the Company assessed the recoverability of its property, plant and equipment and its exploration and evaluation assets, and determined the carrying amounts of all of its cash generating units to be recoverable.

Canadian Natural Resources Limited	7	Three months and year ended December 31, 2021

5. LEASES
Lease assets

	Product transportation and storage	Field equipment and power	Offshore vessels and equipment	Office leases and other	Total
At December 31, 2020	$1,038	$379	$128	$100	$1,645
Additions	48	36	—	4	88
Depreciation	(110)	(57)	(27)	(22)	(216)
Foreign exchange adjustments and other	(2)	(4)	(2)	(1)	(9)
At December 31, 2021	$974	$354	$99	$81	$1,508
Lease liabilities
The Company measures its lease liabilities at the discounted value of its lease payments during the lease term. Lease liabilities at December 31, 2021 were as follows:

	Dec 31 2021	Dec 31 2020
Lease liabilities	$1,584	$1,690
Less: current portion	185	189
	$1,399	$1,501
Total cash outflows for leases for the three months ended December 31, 2021, including payments related to short-term leases not reported as lease assets, were $258 million (three months ended December 31, 2020 – $221 million; year ended December 31, 2021 – $1,089 million; year ended December 31, 2020 – $983 million). Interest expense on leases for the three months ended December 31, 2021 was $15 million (three months ended December 31, 2020 – $17 million; year ended December 31, 2021 – $62 million; year ended December 31, 2020 – $67 million).
6. INVESTMENTS
As at December 31, 2021, the Company had the following investments:

	Dec 31 2021	Dec 31 2020
Investment in PrairieSky Royalty Ltd.	$309	$228
Investment in Inter Pipeline Ltd.	—	77
	$309	$305
The (gain) loss from the investments was comprised as follows:

	Three Months Ended		Year Ended
	Dec 31 2021	Dec 31 2020	Dec 31 2021	Dec 31 2020
(Gain) loss from investments	$(3)	$(33)	$(132)	$185
Dividend income	(2)	(2)	(9)	(14)
	$(5)	$(35)	$(141)	$171
The Company's investment in PrairieSky Royalty Ltd. ("PrairieSky") does not constitute significant influence, and is accounted for at fair value through profit or loss, measured at each reporting date. As at December 31, 2021, the Company's investment in PrairieSky was classified as a current asset. The investment in PrairieSky consists of approximately 22.6 million common shares. As at December 31, 2021, the market price per common share was $13.63 (December 31, 2020 – $10.09).
During the third quarter of 2021, in accordance with a third-party offer to purchase, the Company elected to take total cash proceeds of $128 million, or $20.00 per common share, in exchange for its 6.4 million common share investment in Inter Pipeline Ltd.

Canadian Natural Resources Limited	8	Three months and year ended December 31, 2021

7. OTHER LONG-TERM ASSETS

	Dec 31 2021	Dec 31 2020
North West Redwater Partnership	$—	$555
Prepaid cost of service tolls	157	162
Risk management (note 15)	140	136
Long-term inventory	126	121
Other	177	190
	600	1,164
Less: current portion	35	82
	$565	$1,082
The Company has a 50% equity investment in NWRP. NWRP operates a 50,000 barrels per day bitumen upgrader and refinery that processes approximately 12,500 barrels per day (25% toll payer) of bitumen feedstock for the Company and 37,500 barrels per day (75% toll payer) of bitumen feedstock for the Alberta Petroleum Marketing Commission ("APMC"), an agent of the Government of Alberta. The Company is unconditionally obligated to pay its 25% pro rata share of the debt component of the monthly fee-for-service toll over the 40-year tolling period (note 16). Sales of diesel and refined products and associated refining tolls are recognized in the Midstream and Refining segment (note 17).
On June 30, 2021, the equity partners together with the toll payers, agreed to optimize the structure of NWRP to better align the commercial interests of the equity partners and the toll payers (the "Optimization Transaction"). As a result, North West Refining Inc. transferred its entire 50% partnership interest in NWRP to APMC. The Company's 50% equity interest remained unchanged.
Under the Optimization Transaction, the original term of the processing agreements was extended by 10 years from 2048 to 2058. NWRP retired higher cost subordinated debt, which carried interest rates of prime plus 6%, with lower cost senior secured bonds at an average rate of approximately 2.55%, reducing interest costs to NWRP and associated tolls to the toll payers. As such, NWRP repaid the Company's and APMC's subordinated debt advances of $555 million each. In addition, the Company received a $400 million distribution from NWRP during the second quarter of 2021.
To facilitate the Optimization Transaction, NWRP issued $500 million of 1.20% series L senior secured bonds due December 2023, $500 million of 2.00% series M senior secured bonds due December 2026, $1,000 million of 2.80% series N senior secured bonds due June 2031, and $600 million of 3.75% series O senior secured bonds due June 2051. Additionally, NWRP's existing $3,500 million syndicated credit facility was amended. The $2,000 million revolving credit facility was extended by three years to June 2024, and the $1,500 million non-revolving credit facility was reduced by $500 million to $1,000 million and extended by two years to June 2023.
As at December 31, 2021, the cumulative unrecognized share of the equity loss and partnership distributions from NWRP was $562 million (December 31, 2020 – $153 million). For the three months ended December 31, 2021, the unrecognized share of the equity loss was $12 million (year ended December 31, 2021 – unrecognized equity loss of $9 million and partnership distributions of $400 million; three months ended December 31, 2020 – unrecognized equity income of $6 million; year ended December 31, 2020 – unrecognized equity loss of $94 million).

Canadian Natural Resources Limited	9	Three months and year ended December 31, 2021

8. LONG-TERM DEBT

	Dec 31 2021	Dec 31 2020
Canadian dollar denominated debt, unsecured
Bank credit facilities	$—	$1,614
Medium-term notes	3,200	3,200
	3,200	4,814
US dollar denominated debt, unsecured
Bank credit facilities (December 31, 2021 – US$901 million; December 31, 2020 – US$3,953 million)	1,140	5,041
Commercial paper (December 31, 2021 – US$ nil; December 31, 2020 – US$426 million)	—	544
US dollar debt securities (December 31, 2021 – US$8,250 million; December 31, 2020 – US$8,750 million)	10,441	11,161
	11,581	16,746
Long-term debt before transaction costs and original issue discounts, net	14,781	21,560
Less: original issue discounts, net (1)	15	18
transaction costs (1) (2)	72	89
	14,694	21,453
Less: current portion of commercial paper	—	544
current portion of other long-term debt (1) (2)	1,000	799
	$13,694	$20,110
(1)The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.
(2)Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.
Bank Credit Facilities and Commercial Paper
As at December 31, 2021, the Company had undrawn bank credit facilities of $6,098 million. Additionally, the Company had in place fully drawn term credit facilities of $1,150 million. Details of these facilities are described below. The Company also has certain other dedicated credit facilities supporting letters of credit.
•a $100 million demand credit facility;
•a $1,000 million term credit facility maturing February 2023;
•a $1,150 million non-revolving term credit facility maturing February 2023;
•a $2,495 million revolving syndicated credit facility, with $70 million maturing June 2022, and $2,425 million maturing June 2024;
•a $2,495 million revolving syndicated credit facility, with $70 million maturing June 2023, and $2,425 million maturing June 2025; and
•a £5 million demand credit facility related to the Company's North Sea operations.
Borrowings under the Company's non-revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers’ acceptances, LIBOR, SOFR, US base rate or Canadian prime rate.
During the fourth quarter of 2021, the Company extended both of its $2,425 million revolving credit facilities originally maturing June 2022 and June 2023, to June 2024 and June 2025, respectively and increased each by $70 million. In accordance with the terms of the extension, and by mutual agreement, $70 million of the original revolving credit facilities were not extended and will mature upon the original maturity date of June 2022 and June 2023, respectively. The revolving syndicated credit facilities are extendible annually at the mutual agreement of the Company and the lenders. If the facilities are not extended, the full amount of the outstanding principal would be repayable on the maturity date. Borrowings under the Company's revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers' acceptances, LIBOR, US base rate or Canadian prime rate.

Canadian Natural Resources Limited	10	Three months and year ended December 31, 2021

During the first quarter of 2021, the $1,000 million non-revolving term credit facility, originally due February 2022, was extended to February 2023. During the fourth quarter of 2021, the facility was fully repaid. The facility was amended to allow for a re-draw of the full $1,000 million until March 31, 2022.
During the third quarter of 2021, the Company repaid $500 million of the $2,650 million non-revolving term credit facility, reducing the outstanding balance to $2,150 million. During the fourth quarter of 2021, the Company repaid an additional $1,000 million on the facility, reducing the outstanding balance to $1,150 million.
The Company's borrowings under its US commercial paper program are authorized up to a maximum of US$2,500 million. The Company reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
The Company's weighted average interest rate on bank credit facilities and commercial paper outstanding as at December 31, 2021 was 0.8% (December 31, 2020 – 1.1%), and on total long-term debt outstanding for the year ended December 31, 2021 was 3.5% (December 31, 2020 – 3.5%).
As at December 31, 2021, letters of credit and guarantees aggregating to $513 million were outstanding.
Medium-Term Notes
In July 2021, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2023. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
US Dollar Debt Securities
In July 2021, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2023. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
During the third quarter of 2021, the Company early repaid US$500 million of 3.45% debt securities, originally due November 2021.
9. OTHER LONG-TERM LIABILITIES

	Dec 31 2021	Dec 31 2020
Asset retirement obligations	$6,806	$5,861
Lease liabilities (note 5)	1,584	1,690
Share-based compensation	489	160
Risk management (note 15)	85	160
Transportation and processing contracts	241	270
Other (1)	127	145
	9,332	8,286
Less: current portion	948	722
	$8,384	$7,564
(1) Includes $48 million (2020 – $72 million) related to the acquisition of the Joslyn oil sands project in 2018, payable in annual installments of $25 million.

Canadian Natural Resources Limited	11	Three months and year ended December 31, 2021

Asset Retirement Obligations
The Company's asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and discounted using a weighted average discount rate of 4.0% (December 31, 2020 – 3.7%) and inflation rates of up to 2% (December 31, 2020 – up to 2%). Reconciliations of the discounted asset retirement obligations were as follows:

	Dec 31 2021	Dec 31 2020
Balance – beginning of year	$5,861	$5,771
Liabilities incurred	5	5
Liabilities acquired, net	76	13
Liabilities settled	(307)	(249)
Asset retirement obligation accretion	185	205
Revision of cost and timing estimates	1,716	(134)
Change in discount rates	(723)	253
Foreign exchange adjustments	(7)	(3)
Balance – end of year	6,806	5,861
Less: current portion	249	184
	$6,557	$5,677
Share-Based Compensation
The liability for share-based compensation includes costs incurred under the Company's Stock Option Plan and Performance Share Unit ("PSU") plans. The Company’s Stock Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered. The PSU plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined by individual employee performance and the extent to which certain other performance measures are met.
The Company recognizes a liability for potential cash settlements under these plans. The current portion of the liability represents the maximum amount of the liability payable within the next twelve month period if all vested stock options and PSUs are settled in cash.

	Dec 31 2021	Dec 31 2020
Balance – beginning of year	$160	$297
Share-based compensation expense (recovery)	514	(82)
Cash payment for stock options surrendered and PSUs vested	(48)	(39)
Transferred to common shares	(139)	(21)
Other	2	5
Balance – end of year	489	160
Less: current portion	329	119
	$160	$41
Included within share-based compensation liability as at December 31, 2021 was $90 million related to PSUs granted to certain executive employees (December 31, 2020 – $49 million).

Canadian Natural Resources Limited	12	Three months and year ended December 31, 2021

10. INCOME TAXES
The provision for income tax was as follows:

	Three Months Ended		Year Ended
Expense (recovery)	Dec 31 2021	Dec 31 2020	Dec 31 2021	Dec 31 2020
Current corporate income tax – North America	$691	$42	$1,841	$(245)
Current corporate income tax – North Sea	(3)	—	7	(4)
Current corporate income tax – Offshore Africa	3	5	21	17
Current PRT (1) – North Sea	(12)	(14)	(34)	(31)
Other taxes	4	2	13	6
Current income tax	683	35	1,848	(257)
Deferred income tax	193	(25)	399	(181)
Income tax	$876	$10	$2,247	$(438)
(1) Petroleum Revenue Tax
11. SHARE CAPITAL
Authorized
Preferred shares issuable in a series.
Unlimited number of common shares without par value.

	Year Ended Dec 31, 2021
Issued common shares	Number of shares (thousands)	Amount
Balance – beginning of year	1,183,866	$9,606
Issued upon exercise of stock options	18,147	707
Previously recognized liability on stock options exercised for common shares	—	139
Purchase of common shares under Normal Course Issuer Bid	(33,644)	(284)
Balance – end of year	1,168,369	$10,168
Dividend Policy
The Company has paid regular quarterly dividends in each year since 2001. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On March 2, 2022, the Board of Directors approved a 28% increase in the quarterly dividend to $0.75 per common share, beginning with the dividend payable on April 5, 2022. On November 3, 2021, the Board of Directors approved a 25% increase in the quarterly dividend to $0.5875 per common share, from $0.47 per common share. On March 3, 2021, the Board of Directors approved an 11% increase in the quarterly dividend to $0.47 per common share, from $0.425 per common share. On March 4, 2020, the Board of Directors approved a 13% increase in the quarterly dividend to $0.425 per common share, from $0.375 per common share. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
Normal Course Issuer Bid
On March 9, 2021, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange ("TSX"), alternative Canadian trading platforms, and the New York Stock Exchange ("NYSE"), up to 59,278,474 common shares, over a 12-month period commencing March 11, 2021 and ending March 10, 2022.
For the year ended December 31, 2021, the Company purchased 33,644,400 common shares at a weighted average price of $46.98 per common share for a total cost of $1,581 million. Retained earnings were reduced by $1,297 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to December 31, 2021, the Company purchased 10,500,000 common shares at a weighted average price of $64.79 per common share for a total cost of $680 million.

Canadian Natural Resources Limited	13	Three months and year ended December 31, 2021

On March 2, 2022, the Board of Directors approved a resolution authorizing the Company to file a Notice of Intention with the TSX to purchase, by way of a Normal Course Issuer Bid, up to 10% of the public float (as determined in accordance with the rules of the TSX) of its issued and outstanding common shares. Subject to acceptance of the Notice of Intention by the TSX, the purchases would be made through facilities of the TSX, alternative Canadian trading platforms, and the NYSE.
Share-Based Compensation – Stock Options
The following table summarizes information relating to stock options outstanding at December 31, 2021:

	Year Ended Dec 31, 2021
	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of year	48,656	$37.53
Granted	12,547	$34.39
Exercised for common shares	(18,147)	$38.97
Surrendered for cash settlement	(1,324)	$40.54
Forfeited	(3,405)	$35.73
Outstanding – end of year	38,327	$35.88
Exercisable – end of year	7,841	$39.19
The Stock Option Plan is a "rolling 7%" plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 7% of the common shares outstanding from time to time.
12. ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME
The components of accumulated other comprehensive (loss) income, net of taxes, were as follows:

	Dec 31 2021	Dec 31 2020
Derivative financial instruments designated as cash flow hedges	$77	$69
Foreign currency translation adjustment	(78)	(61)
	$(1)	$8
13. CAPITAL DISCLOSURES
The Company has defined its capital to mean its long-term debt and consolidated shareholders' equity, as determined at each reporting date.
The Company's objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and to support its growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the arithmetic ratio of current long-term debt and long-term debt less cash and cash equivalents divided by the sum of the carrying value of shareholders' equity plus current long-term debt and long-term debt less cash and cash equivalents. The Company's internal targeted range for its debt to book capitalization ratio is 25% to 45%. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flow from operating activities is greater than current investment activities. At December 31, 2021, the ratio was within the target range at 27.4%.

Canadian Natural Resources Limited	14	Three months and year ended December 31, 2021

Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	Dec 31 2021	Dec 31 2020
Long-term debt	$14,694	$21,453
Less: cash and cash equivalents	744	184
Long-term debt, net	$13,950	$21,269
Total shareholders' equity	$36,945	$32,380
Debt to book capitalization	27.4%	39.6%
The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. At December 31, 2021, the Company was in compliance with this covenant.
14. NET EARNINGS (LOSS) PER COMMON SHARE

		Three Months Ended		Year Ended
		Dec 31 2021	Dec 31 2020	Dec 31 2021	Dec 31 2020
Weighted average common shares outstanding – basic (thousands of shares)		1,174,683	1,181,968	1,181,250	1,181,768
Effect of dilutive stock options (thousands of shares)		11,150	924	5,307	—
Weighted average common shares outstanding – diluted (thousands of shares)		1,185,833	1,182,892	1,186,557	1,181,768
Net earnings (loss)		$2,534	$749	$7,664	$(435)
Net earnings (loss) per common share	– basic	$2.16	$0.63	$6.49	$(0.37)
	– diluted	$2.14	$0.63	$6.46	$(0.37)
15. FINANCIAL INSTRUMENTS
The carrying amounts of the Company's financial instruments by category were as follows:

	Dec 31, 2021
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Cash and cash equivalents	$744	$—	$—	$—	$744
Accounts receivable	3,111	—	—	—	3,111
Investments	—	309	—	—	309
Other long-term assets	—	—	140	—	140
Accounts payable	—	—	—	(803)	(803)
Accrued liabilities	—	—	—	(3,064)	(3,064)
Other long-term liabilities (1)	—	(64)	(21)	(1,632)	(1,717)
Long-term debt (2)	—	—	—	(14,694)	(14,694)
	$3,855	$245	$119	$(20,193)	$(15,974)

Canadian Natural Resources Limited	15	Three months and year ended December 31, 2021

	Dec 31, 2020
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Cash and cash equivalents	$184	$—	$—	$—	$184
Accounts receivable	2,190	—	—	—	2,190
Investments	—	305	—	—	305
Other long-term assets	555	—	136	—	691
Accounts payable	—	—	—	(667)	(667)
Accrued liabilities	—	—	—	(2,346)	(2,346)
Other long-term liabilities (1)	—	(52)	(108)	(1,762)	(1,922)
Long-term debt (2)	—	—	—	(21,453)	(21,453)
	$2,929	$253	$28	$(26,228)	$(23,018)
(1)Includes $1,584 million of lease liabilities (December 31, 2020 – $1,690 million) and $48 million of deferred purchase consideration payable over the next two years (December 31, 2020 – $72 million).
(2)Includes the current portion of long-term debt.

The carrying amounts of the Company's financial instruments approximated their fair value, except for fixed rate long-term debt. The fair values of the Company's investments, recurring other long-term assets (liabilities) and fixed rate long-term debt are outlined below:

	Dec 31, 2021
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3 (4)
Investments (3)	$309	$309	$—	$—
Other long-term assets	$140	$—	$140	$—
Other long-term liabilities	$(133)	$—	$(85)	$(48)
Fixed rate long-term debt (6) (7)	$(13,554)	$(15,420)	$—	$—

	Dec 31, 2020
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3 (4) (5)
Investments (3)	$305	$305	$—	$—
Other long-term assets	$691	$—	$136	$555
Other long-term liabilities	$(232)	$—	$(160)	$(72)
Fixed rate long-term debt (6) (7)	$(14,254)	$(16,598)	$—	$—
(1)Excludes financial assets and liabilities where the carrying amount approximates fair value due to the short-term nature of the asset or liability (cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities).
(2)There were no transfers between Level 1, 2 and 3 financial instruments.
(3)The fair values of the investments are based on quoted market prices.
(4)The fair value of the deferred purchase consideration included in other long-term liabilities is based on the present value of future cash payments.
(5)The fair value of NWRP subordinated debt was based on the present value of future cash receipts.
(6)The fair value of fixed rate long-term debt has been determined based on quoted market prices.
(7)Includes the current portion of fixed rate long-term debt.

Canadian Natural Resources Limited	16	Three months and year ended December 31, 2021

Risk Management
The Company periodically uses derivative financial instruments to manage its commodity price, interest rate and foreign currency exposures. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes. The following provides a summary of the carrying amounts of derivative financial instruments held and a reconciliation to the Company's consolidated balance sheets.

Asset (liability)	Dec 31 2021	Dec 31 2020
Derivatives held for trading
Natural gas (1)	$(41)	$(45)
Crude oil (1)	(10)	—
Foreign currency forward contracts	(13)	(7)
Cash flow hedges
Foreign currency forward contracts	(21)	(108)
Cross currency swaps	140	136
	$55	$(24)
Included within:
Current portion of other long-term assets	$5	$5
Current portion of other long-term liabilities	(72)	(131)
Other long-term assets	135	131
Other long-term liabilities	(13)	(29)
	$55	$(24)
(1) Commodity financial instruments acquired from Storm and Painted Pony in the fourth quarter of 2021 and 2020, respectively.
For the year ended December 31, 2021, the ineffectiveness arising from cash flow hedges was $nil (year ended December 31, 2020 – loss of $1 million).
The estimated fair values of derivative financial instruments in Level 2 at each measurement date have been determined based on appropriate internal valuation methodologies and/or third party indications. Level 2 fair values determined using valuation models require the use of assumptions concerning the amount and timing of future cash flows and discount rates. In determining these assumptions, the Company primarily relied on external, readily-observable quoted market inputs as applicable, including crude oil and natural gas forward benchmark commodity prices and volatility, Canadian and United States interest rate yield curves, and Canadian and United States forward foreign exchange rates, discounted to present value as appropriate. The resulting fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction and these differences may be material.
The changes in estimated fair values of derivative financial instruments included in the risk management asset (liability) were recognized in the financial statements as follows:

Asset (liability)	Dec 31 2021	Dec 31 2020
Balance – beginning of year	$(24)	$178
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities (1)	(12)	(32)
Foreign exchange	82	(168)
Other comprehensive income (loss)	9	(2)
Balance – end of year	55	(24)
Less: current portion	(67)	(126)
	$122	$102
(1) Includes the fair value movement in commodity financial instruments acquired from the date of acquisition.

Canadian Natural Resources Limited	17	Three months and year ended December 31, 2021

Net loss (gain) from risk management activities were as follows:

	Three Months Ended		Year Ended
	Dec 31 2021	Dec 31 2020	Dec 31 2021	Dec 31 2020
Net realized risk management (gain) loss	$(6)	$23	$17	$32
Net unrealized risk management loss (gain)	8	(21)	19	(39)
	$2	$2	$36	$(7)
Financial Risk Factors
a)     Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company's market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange risk.
Commodity price risk management
The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production and with natural gas purchases.
The Company's outstanding commodity derivative financial instruments are expected to be settled monthly based on the applicable index pricing for the respective contract month.
Interest rate risk management
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. The Company periodically enters into interest rate swap contracts to manage its fixed to floating interest rate mix on long-term debt. Interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. At December 31, 2021, the Company had no significant interest rate swap contracts outstanding.
Foreign currency exchange rate risk management
The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt, commercial paper and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies and in the carrying value of its foreign subsidiaries. The Company periodically enters into cross currency swap contracts and foreign currency forward contracts to manage known currency exposure on US dollar denominated long-term debt, commercial paper and working capital. The cross currency swap contract requires the periodic exchange of payments with the exchange at maturity of notional principal amounts on which the payments are based.
As at December 31, 2021, the Company had the following cross currency swap contract outstanding:

	Remaining term			Amount	Exchange rate (US$/C$)	Interest rate (US$)	Interest rate (C$)
Cross currency
Swap	Jan 2022	–	Mar 2038	US$550	1.170	6.25%	5.76%
The cross currency swap derivative financial instrument was designated as a hedge at December 31, 2021 and was classified as a cash flow hedge.
In addition to the cross currency swap contract noted above, at December 31, 2021, the Company had US$1,429 million of foreign currency forward contracts outstanding, with original terms of up to 90 days, including US$901 million designated as cash flow hedges.

Canadian Natural Resources Limited	18	Three months and year ended December 31, 2021

b)     Credit risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
Counterparty credit risk management
The Company's accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. At December 31, 2021, substantially all of the Company's accounts receivable were due within normal trade terms.
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. At December 31, 2021, the Company had net risk management assets of $140 million with specific counterparties related to derivative financial instruments (December 31, 2020 – $129 million).
The carrying amount of financial assets approximates the maximum credit exposure.
c)     Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.
Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, commercial paper and access to debt capital markets, to meet obligations as they become due. The Company believes it has adequate bank credit facilities to provide liquidity to manage fluctuations in the timing of the receipt and/or disbursement of operating cash flows.
As at December 31, 2021, the maturity dates of the Company's financial liabilities were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$803	$—	$—	$—
Accrued liabilities	$3,064	$—	$—	$—
Long-term debt (1)	$1,000	$2,906	$3,251	$7,624
Other long-term liabilities (2)	$282	$181	$430	$824
Interest and other financing expense (3)	$650	$583	$1,503	$3,971
(1)Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.
(2)Lease payments included within other long-term liabilities reflect principal payments only and are as follows; less than one year, $185 million; one to less than two years, $149 million; two to less than five years, $426 million; and thereafter, $824 million.
(3)Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates at December 31, 2021.

Canadian Natural Resources Limited	19	Three months and year ended December 31, 2021

16. COMMITMENTS AND CONTINGENCIES
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company's commitments as at December 31, 2021:

	2022	2023	2024	2025	2026	Thereafter
Product transportation and processing (1) (2)	$967	$1,107	$914	$870	$816	$10,028
North West Redwater Partnership service toll (3)	$122	$123	$121	$119	$97	$3,671
Offshore vessels and equipment	$62	$—	$—	$—	$—	$—
Field equipment and power	$25	$21	$21	$21	$21	$225
Other	$37	$27	$22	$20	$15	$—
(1)Includes commitments pertaining to a 20-year product transportation agreement on the Trans Mountain Pipeline Expansion.
(2)The acquisition of Storm in the fourth quarter of 2021 included approximately $298 million of product transportation and processing commitments (note 4).
(3)Pursuant to the processing agreements, the Company pays its 25% pro rata share of the debt component of the monthly fee-for-service toll. Included in the toll is $1,486 million of interest payable over the 40-year tolling period, ending in 2058 (note 7).
In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

Canadian Natural Resources Limited	20	Three months and year ended December 31, 2021

17. SEGMENTED INFORMATION

	North America				North Sea				Offshore Africa				Total Exploration and Production
	Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended
	Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31
(millions of Canadian dollars, unaudited)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Segmented product sales
Crude oil and NGLs	4,431	2,374	14,478	7,480	197	104	607	417	39	90	420	318	4,667	2,568	15,505	8,215
Natural gas	901	434	2,484	1,242	2	1	5	12	11	10	31	42	914	445	2,520	1,296
Other income and revenue (1)	38	13	119	41	(1)	—	(1)	3	1	(4)	7	18	38	9	125	62
Total segmented product sales	5,370	2,821	17,081	8,763	198	105	611	432	51	96	458	378	5,619	3,022	18,150	9,573
Less: royalties	(566)	(173)	(1,694)	(503)	—	—	(1)	(1)	(3)	(5)	(21)	(16)	(569)	(178)	(1,716)	(520)
Segmented revenue	4,804	2,648	15,387	8,260	198	105	610	431	48	91	437	362	5,050	2,844	16,434	9,053
Segmented expenses
Production	794	633	2,963	2,510	130	99	383	321	14	27	91	103	938	759	3,437	2,934
Transportation, blending and feedstock	1,459	1,026	4,772	3,393	2	2	7	15	—	—	1	1	1,461	1,028	4,780	3,409
Depletion, depreciation and amortization	939	1,017	3,569	3,780	33	61	160	277	19	54	142	190	991	1,132	3,871	4,247
Asset retirement obligation accretion	25	24	101	97	5	8	21	30	2	1	6	6	32	33	128	133
Risk management activities (commodity derivatives)	(3)	(29)	29	(20)	—	—	—	—	—	—	—	—	(3)	(29)	29	(20)
Gain on acquisitions	—	(217)	(478)	(217)	—	—	—	—	—	—	—	—	—	(217)	(478)	(217)
Income from North West Redwater Partnership	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total segmented expenses	3,214	2,454	10,956	9,543	170	170	571	643	35	82	240	300	3,419	2,706	11,767	10,486
Segmented earnings (loss)	1,590	194	4,431	(1,283)	28	(65)	39	(212)	13	9	197	62	1,631	138	4,667	(1,433)
Non–segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Risk management activities (other)
Foreign exchange gain
(Gain) loss from investments
Total non–segmented expenses
Earnings (loss) before taxes
Current income tax
Deferred income tax
Net earnings (loss)

Canadian Natural Resources Limited	21	Three months and year ended December 31, 2021

	Oil Sands Mining and Upgrading				Midstream and Refining				Inter–segment elimination and other				Total
	Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended
	Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31
(millions of Canadian dollars, unaudited)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Segmented product sales
Crude oil and NGLs (2)	4,408	2,078	14,033	7,389	17	21	78	83	(113)	(75)	(360)	(108)	8,979	4,592	29,256	15,579
Natural gas	—	—	—	—	—	—	—	—	44	51	196	182	958	496	2,716	1,478
Other income and revenue (1)	18	14	73	139	200	99	681	202	(3)	9	3	31	253	131	882	434
Total segmented product sales	4,426	2,092	14,106	7,528	217	120	759	285	(72)	(15)	(161)	105	10,190	5,219	32,854	17,491
Less: royalties	(408)	(23)	(1,081)	(78)	—	—	—	—	—	—	—	—	(977)	(201)	(2,797)	(598)
Segmented revenue	4,018	2,069	13,025	7,450	217	120	759	285	(72)	(15)	(161)	105	9,213	5,018	30,057	16,893
Segmented expenses
Production	871	787	3,414	3,114	42	75	234	184	18	10	67	48	1,869	1,631	7,152	6,280
Transportation, blending and feedstock (2)	527	240	1,505	881	165	83	550	181	(88)	(33)	(231)	27	2,065	1,318	6,604	4,498
Depletion, depreciation and amortization	478	479	1,838	1,784	4	4	15	15	—	—	—	—	1,473	1,615	5,724	6,046
Asset retirement obligation accretion	14	18	57	72	—	—	—	—	—	—	—	—	46	51	185	205
Risk management activities (commodity derivatives)	—	—	—	—	—	—	—	—	—	—	—	—	(3)	(29)	29	(20)
Gain on acquisitions	—	—	—	—	—	—	—	—	—	—	—	—	—	(217)	(478)	(217)
Income from North West Redwater Partnership	—	—	—	—	—	—	(400)	—	—	—	—	—	—	—	(400)	—
Total segmented expenses	1,890	1,524	6,814	5,851	211	162	399	380	(70)	(23)	(164)	75	5,450	4,369	18,816	16,792
Segmented earnings (loss)	2,128	545	6,211	1,599	6	(42)	360	(95)	(2)	8	3	30	3,763	649	11,241	101
Non–segmented expenses
Administration													97	107	366	391
Share-based compensation													191	123	514	(82)
Interest and other financing expense													171	177	711	756
Risk management activities (other)													5	31	7	13
Foreign exchange gain													(106)	(513)	(127)	(275)
(Gain) loss from investments													(5)	(35)	(141)	171
Total non-segmented expenses													353	(110)	1,330	974
Earnings (loss) before taxes													3,410	759	9,911	(873)
Current income tax													683	35	1,848	(257)
Deferred income tax													193	(25)	399	(181)
Net earnings (loss)													2,534	749	7,664	(435)
(1) Includes the sale of diesel and other refined products and other income, including government grants and recoveries associated with the joint operations partners' share of the costs of lease contracts.
(2) Includes blending and feedstock costs associated with the processing of third party bitumen and other purchased feedstock in the Oil Sands Mining and Upgrading segment.

Canadian Natural Resources Limited	22	Three months and year ended December 31, 2021

Capital Expenditures (1)

	Year Ended
	Dec 31, 2021			Dec 31, 2020
	Net expenditures (proceeds)	Non-cash and fair value changes (2)	Capitalized costs	Net expenditures (proceeds)	Non-cash and fair value changes (2)	Capitalized costs

Exploration and evaluation assets
Exploration and Production
North America	$(7)	$(36)	$(43)	$(7)	$(150)	$(157)
Offshore Africa	8	—	8	12	3	15
Oil Sands Mining and Upgrading	—	(150)	(150)	—	—	—
	1	(186)	(185)	5	(147)	(142)

Property, plant and equipment
Exploration and Production
North America (3) (4)	2,486	1,351	3,837	999	371	1,370
North Sea	173	38	211	122	(21)	101
Offshore Africa	54	(6)	48	87	7	94
	2,713	1,383	4,096	1,208	357	1,565
Oil Sands Mining and Upgrading (5)	1,747	(601)	1,146	1,323	(629)	694
Midstream and Refining	9	—	9	5	1	6
Head office	23	—	23	19	—	19
	4,492	782	5,274	2,555	(271)	2,284
	$4,493	$596	$5,089	$2,560	$(418)	$2,142
(1)This table provides a reconciliation of capitalized costs, reported in note 3 and note 4, to net expenditures reported in the investing activities section of the statements of cash flows. The reconciliation excludes the impact of foreign exchange adjustments.
(2)Derecognitions, asset retirement obligations, transfer of exploration and evaluation assets, and other fair value adjustments.
(3)Includes cash consideration paid of $771 million for the acquisition of Storm in the fourth quarter of 2021.
(4)Includes cash consideration paid of $111 million for the acquisition of Painted Pony in the fourth quarter of 2020.
(5)Net expenditures includes the acquisition of a 5% net carried interest on an existing oil sands lease in the second quarter of 2021; capitalized interest and share-based compensation.
Segmented Assets

	Dec 31 2021	Dec 31 2020
Exploration and Production
North America	$30,645	$29,094
North Sea	1,561	1,624
Offshore Africa	1,332	1,407
Other	40	81
Oil Sands Mining and Upgrading	42,016	41,567
Midstream and Refining	886	1,301
Head office	185	202
	$76,665	$75,276

Canadian Natural Resources Limited	23	Three months and year ended December 31, 2021

SUPPLEMENTARY INFORMATION
INTEREST COVERAGE RATIOS
The following financial ratios are provided in connection with the Company's continuous offering of medium-term notes pursuant to the short form prospectus dated July 2021. These ratios are based on the Company's interim consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

Interest coverage ratios for the twelve month period ended December 31, 2021:
Interest coverage (times)
Net earnings (1)	14.9x
Adjusted funds flow (2)	22.9x
(1)Net earnings plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.
(2)Adjusted funds flow plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

Canadian Natural Resources Limited	24	Three months and year ended December 31, 2021